SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 13, 2025
KT Corporation

By:	/s/ Youngkyoon Yun
Name: Youngkyoon Yun
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

2024 Earnings Release 2025. 02. | Investor Relations

Disclaimer This presentation has been prepared by KT Corp.(the “Company”) in accordance with K-IFRS. This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. The Company has applied new accounting standard of K-IFRS 1115 as of Jan 1st, 2018 and K-IFRS 1116 ‘Leases’ as of Jan 1st, 2019. There are no obligation to apply the new standard to previous financial statements. If you have any questions related to this material, please contact the IR department. Tel: +82-70-4193-4036

Contents 2024 Highlights Financial Highlights Business Overview Appendix

1 2024 Highlights

Financials

Record high annual revenue since listing driven by CT, real estate, AX

(Unit: KRW)

Cons.	Revenue	26,431.2bn (YoY +0.2%)	Sep.	Revenue	18,579.7bn (YoY +1.1%)
	Operating Profit	809.5bn (YoY -50.9%)		Operating Profit	346.5bn (YoY -70.8%)

* Excluding one-off expenses (KT: 986.3bn, Subsidiaries: 16bn)
OP(Separate) 1,332.8bn (YoY +12.4%), OP(Consolidated) 1,811.8bn (YoY +9.8%)

Shareholder return

Dividend	KRW 500 per share[4Q24] FY2024 Total DPS 2,000 won (Record date: Feb.28, 2025)	Share Buyback & Cancellation	KRW 250 bn (Cancellation TBC, considering foreign limits)

Business Strategy

2025 Guidance: Consolidated Revenue of Over 28tr.

AICT Company Transformation

- ✓ B2B AX Growth through a strategic partnership with Microsoft
  - Korea-customized Secure Public Cloud['25.03] & AI Model['25.06]
- ✓ CT/Media innovation based on AX
- ✓ Innovation in tech capability(incl. AI specialists)
  - IT modernization, fostering AI specialists and consulting department

Value-Up Plan

- ✓ AICT Transformation: FY28 AI/IT rev. up 3x[of 2023]
- ✓ Improve profitability through streamlining low-profit businesses
- ✓ Liquidate non-core assets
- ✓ Share buyback & cancellation of 1tr. until '28. ₩250bn will be executed in '25

4

Contents 1 2024 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix

1 Income Statement • Revenue growth due to core CT, real estate, and DC growth • OP decreased by 50.9% due to one-off labor cost (Unit: KRW bn) 4Q23 3Q24 4Q24 QoQ YoY 2023 2024 YoY Operating Revenue 6,687.7 6,654.6 6,575.6 -1.2% -1.7% 26,376.3 26,431.2 0.2% Service Revenue 5,720.2 5,752.0 5,754.7 0.0% 0.6% 22,994.7 23,005.9 0.0% Sale of goods 967.4 902.7 820.9 -9.1% -15.1% 3,381.6 3,425.2 1.3% Operating Expense 6,422.0 6,190.5 7,230.7 16.8% 12.6% 24,726.5 25,621.7 3.6% Operating Income 265.6 464.1 -655.1 -241.2% -346.6% 1,649.8 809.5 -50.9% Margin 4.0% 7.0% -10.0% -16.8%p -13.9%p 6.3% 3.1% -3.2%p Margin1 4.6% 8.1% -11.4% -19.5%p -16.0%p 7.2% 3.5% -3.7%p Non-op. Income/Los -277.6 45.0 -321.9 — -325.7 -191.8 41.1% Income before taxes -11.9 509.1 -977.1 — 1,324.1 617.7 -53.3% Net Income -41.7 383.2 -736.6 — 988.7 450.1 -54.5% Margin -0.6% 5.8% -11.2% -17.0%p -10.6%p 3.7% 1.7% -2.0%p EBITDA 1,279.2 1,428.9 318.0 -77.7% -75.1% 5,459.9 4,687.2 -14.2% Margin 19.1% 21.5% 4.8% -16.6%p -14.3%p 20.7% 17.7% -3.0%p 1) OP Margin1 = Operating Income/Service Revenue 6

2 Operating Expenses • Op. expenses +3.6% YoY due to workforce restructuring despite decline in the selling and service costs (Unit: KRW bn) 4Q23 3Q24 4Q24 QoQ YoY 2023 2024 YoY Operating Expenses 6,422.0 6,190.5 7,230.7 16.8% 12.6% 24,726.5 25,621.7 3.6% Labor Cost 1,157.8 1,118.3 2,189.6 95.8% 89.1% 4,549.4 5,622.0 23.6% General Expense 2,843.7 2,692.6 2,791.2 3.7% -1.8% 10,871.1 10,866.2 0.0% —Depreciation 1,013.6 964.8 973.1 0.9% -4.0% 3,810.1 3,877.7 1.8% Cost of Service 725.5 699.8 667.5 -4.6% -8.0% 2,890.0 2,750.4 -4.8% Selling Expense 645.9 600.8 608.4 1.3% -5.8% 2,503.9 2,409.6 -3.8% Cost of Goods sold 1,049.1 1,078.9 974.0 -9.7% -7.2% 3,912.1 3,973.4 1.6% [Selling Expense (KT Separate)] (Unit: KRW bn) 4Q23 3Q24 4Q24 QoQ YoY 2023 2024 YoY Selling Expense 644.2 623.9 630.7 1.1% -2.1% 2,543.7 2,493.7 -2.0%

3 Balance Sheet • Net debt/equity ratio decreased by YoY -1.9%p (Unit: KRW bn) Dec 31, 2023 Sept 30, 2024 Dec 31, 2024 QoQ YoY Assets 42,710.0 42,750.4 41,880.0 -2.0% -1.9% Cash & Cash equivalents 2,879.6 3,953.9 3,729.5 -5.7% 29.5% Liabilities 24,148.9 23,564.0 23,850.4 1.2% -1.2% Borrowings 10,218.2 9,768.6 10,520.7 7.7% 3.0% Equity 18,561.1 19,186.4 18,029.5 -6.0% -2.9% Capital Stock 1,564.5 1,564.5 1,564.5 0.0% 0.0% Net Debt 7,338.6 5,814.7 6,791.2 16.8% -7.5% Debt / Equity 130.1% 122.8% 132.3% 9.5%p 2.2%p Net Debt / Equity 39.5% 30.3% 37.7% 7.4%p -1.9%p 131.1% 134.9% 130.1% 129.8% 132.3% 124.8% 127.0% 122.5% 121.5% 115.4% 127.3% 122.8% Debt/Equity Net Debt/Equity 42.9% 41.0% 46.6% 44.6% 37.4% 40.6% 38.5% 39.5% 38.5% 37.7% 33.5% 30.3%

• 2024 Total CAPEX Execution: KRW 2,299.9bn (KT Separate), KRW 823.5bn (Major Subsidiaries) (Unit: KRW bn) 3,452 3,533 3,319 813 3,123 692 907 824 ? Major Subsidiaries’ CAPEX Includes Finance, Media, Cloud/DC, 2,760 2,721 Real Estate, etc. 2,412 2,300 ? KT Separate CAPEX Access network, Backbone Network, 2021 2022 2023 2024 B2B and etc. KT Major Subsidiaries

Contents 1 2024 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix

1 KT—Wireless • Wireless service revenue +1.7% YoY with increased 5G penetration (77.8%) and MVNO/roaming • Expanded customer choice with mid-tier and online-only plans and strengthened online marketing (Unit: KRW bn) 4Q23 3Q24 4Q24 QoQ YoY 2023 2024 YoY Wireless 1,732.2 1,740.4 1,717.8 -1.3% -0.8% 6,869.6 6,959.9 1.3% Wireless Service 1,646.4 1,656.5 1,648.8 -0.5% 0.1% 6,522.7 6,633.1 1.7% Interconnection 85.7 83.9 69.0 -17.8% -19.5% 346.9 326.8 -5.8% Wireless Subscribers (Unit: Thousands) 26,132 24,897 24,834 24,904 25,199 10,251 10,400 9,722 9,948 10,093 2,969 Handset(5G) 3,795 3,519 3,364 3,184 Handse(exc. 5G) 4,242 4,276 4,313 4,562 5,581 2nd device & IoT 7,138 7,091 7,134 7,203 7,182 4Q23 1Q24 2Q24 3Q24 4Q24

2 KT—Fixed Line • Broadband rev. +1.1% YoY, due to increase in GiGA subscribers and value-added services • Media rev. +1.2% YoY, driven by premium subs. expansion and increase in high-quality STB (Unit: KRW bn) 4Q23 3Q24 4Q24 QoQ YoY 2023 2024 YoY Fixed Line 1,311.4 1,312.6 1,317.1 0.3% 0.4% 5,271.1 5,268.8 0.0% Broadband 620.3 622.2 625.4 0.5% 0.8% 2,460.0 2,486.9 1.1% Media 507.8 518.2 523.2 1.0% 3.0% 2,057.1 2,082.6 1.2% Home Telephony 183.3 172.2 168.6 -2.1% -8.0% 754.1 699.4 -7.3% Broadband Subscribers IPTVSubscribers (Unit: Thousands) (Unit: Thousands) Subscribers GiGA (%) 9,928 9,956 9,440 9,449 9,827 9,862 9,899 9,418 9,423 9,409 68.5% 68.7% 68.9% 69.2% 68.3% 4Q23 1Q24 2Q24 3Q24 4Q24 4Q23 1Q24 2Q24 3Q24 4Q24 12

3 KT—B2B Services • B2B Service rev. +2.9% YoY, led by growth of service-based businesses including AX platform and Corp. broadband • Continued to streamline low-margin businesses (Unit: KRW bn) 4Q23 3Q24 4Q24 QoQ YoY 2023 2024 YoY B2B Service 813.1 926.4 856.5 -7.5% 5.3% 3,460.4 3,560.6 2.9% Real Estate, etc. 84.6 89.6 104.3 16.4% 23.3% 331.3 364.1 9.9% Corp.Broadband/Data Revenue Revenue of AI/IT (Unit: KRW bn) (Unit: KRW bn) 1,276.5 1,299.7 1,105.8 1,218.9 YoY +1.8% YoY +11.9% 986.8 988.1 2022 2023 2024 2022 2023 2024 ? Corp. Broadband/Data rev includes: ? AI/IT rev includes: Leased line, Kornet, VPN, Global data AX platform-based including AICC, IoT, Multi/Hybrid Cloud, and Smart Mobility 13

4 Major Subsidiaries • kt cloud rev. +15.5% YoY, due to strong demand for data centers and increased CDN1) traffic 1) Content Delivery Network • kt estate rev. +1.7% YoY, due to steady growth of hotel and office rentals Revenue of Major Subsidiaries (consolidated) (Unit: KRW bn) 4Q23 3Q24 4Q24 QoQ YoY 2023 2024 YoY BC Card 1,026.9 931.4 961.1 3.2% -6.4% 4,025.0 3805.8 -5.4% Skylife 262.2 256.9 257.0 0.0% -2.0% 1,038.7 1022.9 -1.5% Content 194.6 156.2 163.4 4.6% -16.0% 687.0 593.5 -13.6% Subsidiaries2) kt cloud 182.1 207.0 221.0 6.8% 21.3% 678.3 783.2 15.5% KT Estate 194.0 147.5 165.9 12.5% -14.5% 594.5 604.9 1.7% 2) Nasmedia(PlayD incl.), KTStudiogenie(Genie music,Storywiz, and others incl.) Subsidiaries’ OP Contribution (Unit: KRW bn) 464.3 462.8 135.1 125.2 112.7 89.9 69.3 4Q23 1Q24 2Q24 3Q24 4Q24 2023 2024 14

Contents 1 2024 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix

1 K-IFRS Income Statement

(Unit: KRW bn)

Consolidated	4Q23	1Q24	2Q24	3Q24	4Q24	2023	2024
Operating revenue	6,687.7	6,654.6	6,546.4	6,654.6	6,575.6	26,376.3	26,431.2
Service revenue	5,720.2	5,722.7	5,776.6	5,752.0	5,754.7	22,994.7	23,005.9
Sale of goods	967.4	931.9	769.8	902.7	820.9	3,381.6	3,425.2
Operating expense	6,422.0	6,148.1	6,052.4	6,190.5	7,230.7	24,726.5	25,621.7
Cost of Service	5,372.9	5,101.2	5,178.9	5,111.6	6,256.7	20,814.4	21,648.3
Labor cost	1,157.8	1,100.9	1,213.2	1,118.3	2,189.6	4,549.4	5,622.0
General expense	2,843.7	2,674.2	2,708.3	2,692.6	2,791.2	10,871.1	10,866.2
Cost of service	725.5	726.5	656.6	699.8	667.5	2,890.0	2,750.4
Selling expense	645.9	599.6	600.8	600.8	608.4	2,503.9	2,409.6
Cost of Goods sold	1,049.1	1,046.9	873.5	1,078.9	974.0	3,912.1	3,973.4
Operating income	265.6	506.5	494.0	464.1	-655.1	1,649.8	809.5
N-OP income (loss)	-277.6	22.5	62.7	45.0	-321.9	-325.7	-191.8
N-OP income	105.8	323.1	325.8	35.8	589.7	788.6	1,274.5
N-OP expense	340.7	310.9	260.1	-11.1	915.0	1,070.9	1,474.8
Equity Method (G/L)	-42.7	10.2	-3.0	-1.9	3.3	-43.4	8.6
Income bf tax	-11.9	529.0	556.7	509.1	-977.1	1,324.1	617.7
Income tax	29.7	136.0	146.2	125.9	-240.4	335.4	167.7
Net income	-41.7	393.0	410.5	383.2	-736.6	988.7	450.1
NI contribution to KT	54.5	375.5	393.0	357.3	-622.6	1,009.9	503.3
EBITDA	1,279.2	1,480.2	1,460.2	1,428.9	318.0	5,459.9	4,687.2
EBITDA Margin	19.1%	22.2%	22.3%	21.5%	4.8%	20.7%	17.7%

KT Separate	4Q 23	1Q24	2Q24	3Q24	4Q24	2023	2024
Operating revenue	4,592.0	4,694.8	4,548.3	4,765.0	4,571.6	18,371.4	18,579.7
Service revenue	3,941.2	4,040.6	4,048.0	4,069.0	3,995.8	15,932.4	16,153.4
Handset revenue	650.8	654.2	500.3	696.0	575.8	2,439.0	2,426.3
Operating expense	4,395.7	4,301.0	4,189.5	4,426.1	5,316.6	17,186.0	18,233.2
Cost of Service	3,707.7	3,624.7	3,696.8	3,688.7	4,713.8	14,626.7	15,724.0
Labor cost	530.5	540.7	631.3	534.6	1,545.1	2,278.5	3,251.7
General expense	1,925.0	1,777.1	1,804.2	1,832.7	1,905.9	7,219.6	7,320.0
Cost of service	594.2	673.2	630.6	685.6	620.0	2,529.7	2,609.4
Selling expense	657.9	633.7	630.7	635.7	642.8	2,598.8	2,542.9
Cost of Devices sold	688.1	676.3	492.6	737.3	602.8	2,559.3	2,509.0
Operating income	196.3	393.8	358.8	338.9	-745.0	1,185.4	346.5
N-OP income (loss)	-91.6	72.4	50.3	69.2	-101.5	-30.1	90.3
N-OP income	50.0	309.0	260.0	32.5	538.7	703.0	1,140.1
N-OP expense	141.6	236.6	209.7	-36.7	640.2	733.1	1,049.8
Income bf tax	104.8	466.1	409.2	408.0	-846.5	1,155.3	436.8
Income tax	7.0	112.1	94.7	98.2	-228.1	222.0	76.9
Net income	97.8	354.0	314.5	309.8	-618.5	933.3	359.9
EBITDA	1,031.5	1,199.1	1,162.9	1,144.8	70.4	4,368.7	3,577.2
EBITDA Margin	22.5%	25.5%	25.6%	24.0%	1.5%	23.8%	19.3%

16

2 K-IFRS Balance Sheet

(Unit: KRW bn)

Consolidated	4Q23	1Q24	2Q24	3Q24	4Q24
Assets	**42,710.0**	**42,710.0**	**43,144.4**	**42,750.4**	**41,880.0**
Current assets	**14,518.2**	**14,997.4**	**15,175.2**	**15,197.0**	**14,252.0**
Cash & cash equivalents	2,879.6	3,000.7	3,786.7	3,953.9	3,729.5
Trade & other receivables	4,287.3	4,571.4	4,161.7	4,304.2	3,987.3
Inventories	912.3	899.1	964.0	903.2	940.2
Other current asset	6,438.9	6,526.2	6,262.7	6,035.7	5,595.0
- Prepaid_Contract cost	1,252.1	1,249.2	1,233.6	1,236.7	1,233.6
- Contract assets	581.8	620.4	611.1	625.6	577.4
Non-current assets	**28,191.8**	**27,712.6**	**27,969.2**	**27,553.4**	**27,628.0**
Trade & other rec	451.7	381.2	398.4	357.0	381.8
Tangible assets	14,872.1	14,585.7	14,591.7	14,509.1	14,825.8
Other current assets	12,868.1	12,745.7	12,979.1	12,687.3	12,420.4
- Prepaid_Contract cost	475.4	465.1	471.4	485.2	504.6
- Contract assets	240.1	229.3	226.3	225.3	223.4
Liabilities	**24,148.9**	**24,127.8**	**24,162.5**	**23,564.0**	**23,850.4**
Current liabilities	**13,147.5**	**14,046.1**	**14,095.2**	**14,644.5**	**13,841.8**
Trade & other payables	8,054.9	8,282.4	8,052.3	7,712.9	7,361.8
Short-term borrowings	3,058.6	3,538.6	3,595.0	4,358.7	3,904.8
Others	2,033.9	2,225.1	2,447.9	2,572.9	2,575.2
- Contract liabilities	229.2	239.3	231.2	230.6	226.4
Non-current liabilities	**11,001.4**	**10,081.7**	**10,067.3**	**8,919.5**	**10,008.7**
Trade & other payables	819.6	554.1	556.2	573.4	578.4
Long-term borrowings	7,159.6	6,612.8	6,555.6	5,409.9	6,615.9
Others	3,022.3	2,914.8	2,955.4	2,936.2	2,814.3
- Contract liabilities	49.6	48.7	43.6	48.7	46.9
Equity	**18,561.1**	**18,582.2**	**18,981.9**	**19,186.4**	**18,029.5**
Retained earnings	14,494.4	14,361.5	14,452.7	14,675.2	13,812.8

KT Separate	4Q23	1Q24	2Q24	3Q24	4Q24
Assets	**30,308.9**	**30,334.8**	**30,464.8**	**29,957.1**	**29,528.9**
Current assets	**7,088.6**	**7,578.4**	**7,451.7**	**7,447.7**	**6,892.6**
Cash & cash equi.	1,242.0	1,331.6	1,722.5	1,608.7	1,540.6
Trade & other rec.	3,190.3	3,546.3	3,097.6	3,275.6	2,904.8
Inventories	368.1	310.3	404.1	264.6	224.7
Other current asset	2,288.2	2,390.2	2,227.5	2,298.8	2,222.5
- Prepaid_Contract cost	1,340.2	1,335.4	1,312.5	1,318.3	1,308.8
- Contract assets	535.8	540.2	548.6	542.0	521.1
Non-current assets	**23,220.4**	**22,756.4**	**23,013.1**	**22,509.4**	**22,636.3**
Trade & other rec	370.7	298.8	321.1	278.2	309.1
Tangible assets	11,492.8	11,214.3	11,264.4	11,185.6	11,477.7
Other current assets	10,380.2	10,281.4	10,472.9	10,116.8	9,953.2
- Prepaid_Contract cost	464.2	451.9	453.8	475.3	493.4
- Contract assets	219.1	207.4	204.1	201.7	198.2
Liabilities	**15,265.4**	**15,335.6**	**15,166.7**	**14,513.1**	**15,075.7**
Current liabilities	**6,957.5**	**7,477.8**	**7,315.1**	**8,074.9**	**7,600.2**
Trade & other payables	4,459.0	4,864.3	4,694.7	4,421.5	4,552.8
Short-term borrowings	1,725.2	1,914.9	1,789.5	2,860.3	2,434.2
Others	773.3	698.5	830.8	793.0	613.2
- Contract liabilities	223.9	227.0	206.9	210.5	208.4
Non-current liabilities	**8,307.9**	**7,857.9**	**7,851.6**	**6,438.2**	**7,475.5**
Trade & other payables	1,364.8	1,074.2	1,063.8	1,010.2	979.4
Long-term borrowings	5,834.7	5,652.2	5,675.7	4,290.7	5,437.7
Others	1,108.4	1,131.5	1,112.0	1,137.3	1,058.4
- Contract liabilities	35.8	36.0	26.4	32.9	34.5
Equity	**15,043.5**	**14,999.2**	**15,298.1**	**15,444.1**	**14,453.2**
Retained earnings	12,544.4	12,390.5	12,404.2	12,579.2	11,750.9

17

K-IFRS / Separate

3 Subscribers

(Unit: Thousands)

Wireless Subscribers	4Q 23	1Q 24	2Q 24	3Q 24	4Q 24	QoQ	YoY
Total	24,897	24,834	24,904	25,199	26,132	3.7%	5.0%
- MNO	17,759	17,743	17,770	17,997	18,950	5.3%	6.7%
- MVNO	7,138	7,091	7,134	7,203	7,182	-0.3%	0.6%
5G Handset[1)]	9,722	9,948	10,093	10,251	10,400	1.5%	7.0%
Churn rate[2)]	1.1%	1.1%	1.0%	1.0%	1.1%	0.1%p	0.0%p
ARPU (KRW)[3)]	34,302	34,461	34,507	34,560	34,567	0.0%	0.8%

1) 5G Handset : Retroactively applied from 1Q23 based on the change of subscriber disclosure criteria by the MSIT (excludes 5G 2nd Device and 5G IoT)

2) Churn rate : Based on MNO subscribers (excludes IoT)

3) ARPU = Wireless revenue* / Wireless subscribers**

* Wireless revenue(3G, LTE, 5G incl.): Revenue of Voice/Data usage (Interconnection/Subscription fee exc.), VAS, Contract/ Bundled Discounts, and etc. incl.

** Wireless subscribers: Based on MSIT's guidelines for average billed subscribers in quarter (IoT/M2M exc.)

(Unit: Thousands)

Fixed Line Subscribers	4Q 23	1Q 24	2Q 24	3Q 24	4Q 24	QoQ	YoY
Telephony	12,035	11,903	11,748	11,616	11,475	-1.2%	-4.7%
- PSTN	8,820	8,673	8,526	8,395	8,264	-1.6%	-6.3%
- VoIP	3,215	3,230	3,222	3,222	3,211	-0.3%	-0.1%
Broadband	9,827	9,862	9,899	9,928	9,956	0.3%	1.3%
IPTV (GTV+GTS)	9,409	9,418	9,423	9,440	9,449	0.1%	0.4%

※ Number of IPTV subscribers above differs from MSIT figures that follow the IPTV law

- Number of KT pay TV subscribers in 2H 2024 is 8,852,093 (6-month average)

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KT